SECURITIES AN N
W.

05038506

RECD S.E.C.
MAR 1 2005
1086

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SEC FILE NUMBER
8-49075

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Odd Lot Execution Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 South LaSalle Street
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Alghini (312) 663-8700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

542 South Dearborn Street - Suite 560 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Matthew Alghini, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Odd Lot Execution Services, LLC as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

Matthew Alghini, Manager

Notary Public

OFFICIAL SEAL
EILEEN DAUT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 06-25-07

ODD LOT EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2004

AVAILABLE FOR PUBLIC INSPECTION

ODD LOT EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2004

AVAILABLE FOR PUBLIC INSPECTION

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS

542 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

REPORT OF INDEPENDENT ACCOUNTANT

To the Members
Odd Lot Execution Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Odd Lot Execution Services, LLC as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Odd Lot Execution Services, LLC as of December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

Faircloth & Associates, LLC

Chicago, Illinois
February 21, 2005

DOUGALL & ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

EXHIBIT A

ODD LOT EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2004

ASSETS

Cash on hand and in banks	$	263,775
Securities owned		233,242
Amounts receivable from broker-dealers and clearing organizations		49,292
Exchange deposits (Note 4)		120,000
Exchange memberships (Note 5)		96,000
Other assets		4,937
Odd lot dealer rights (Note 7)		-
Total Assets	$	767,246

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	62,884
Amounts payable to broker-dealers and clearing organizations		47,936
Total Liabilities	$	110,820
Commitments and contingent liabilities (Note 14)		
Members' equity		656,426
Total Liabilities and Members' Equity	$	767,246

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Odd Lot Execution Services, LLC is a partnership formed in May 1979 and reorganized in 1998 as a limited liability company. The Company acts as an odd-lot dealer on the Chicago Stock Exchange, Incorporated. Odd Lot Execution Services, LLC trades in issues assigned by the Chicago Stock Exchange or selected by its participants; it does not carry customer accounts as defined in Rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, commissions and expenses are recorded on settlement date.

Mark-to-Market - Securities owned are recorded at market value on settlement date.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code, the Company allocates taxable income or loss to the Members of the Company, who are responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

Depreciation - Depreciation is recorded using accelerated methods over the useful life of the related assets.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and, except for exchange memberships, are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, except for exchange memberships, their carrying amounts approximate their fair values.

NOTE 4 - EXCHANGE DEPOSITS

Odd Lot Execution Services, LLC is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2004 there were the following balances in its deposit accounts.

National Securities Clearing Corporation Clearing Fund deposit	$110,000
Depository Trust Company	10,000
Total Exchange Deposits	$120,000

NOTE 5 - EXCHANGE MEMBERSHIPS AND IMPAIRMENT

The Company owns four Chicago Stock Exchange memberships with an aggregate cost basis of $186,000. During 2004, the Chicago Stock Exchange entered into a plan of demutualization(see note 6). Pursuant to this plan all exchange memberships will cease to exist. The Company has determined that the carrying amount of the memberships exceeds their fair value by $90,000; accordingly, an impairment charge was recognized and is included in the Statement of Income. Fair value of the memberships was determined by reference to the last bid price offered for purchase of a membership immediately prior to the cessation of purchases and sales of memberships due to the regulatory approval of the demutualization plan.

NOTE 6 - SUBSEQUENT EVENT

Effective February 9, 2005, following regulatory approval, the Chicago Stock Exchange has completed the adoption of the plan of demutualization which changes the organizational structure from a non-stock corporation owned by members to a for-profit, wholly owned subsidiary of CHX Holdings, Inc. The demutualization transaction involves the legal separation of ownership interests and trading rights.

The Company will receive 1,000 shares of common stock of CHX Holdings, Inc. for each membership owned; thus, the Company will receive 6,000 shares. In addition, the Company will receive one trading permit for each membership owned. The trading permits will provide access to the Exchange's trading facilities. In lieu of member dues, each trading permit will be subject to an annual charge of $6,000, payable on a monthly basis.

NOTE 7 - ODD-LOT DEALER RIGHTS AND IMPAIRMENT

The Company has a revocable license to trade and serve as a odd-lot dealer for certain stocks with the approval of the Chicago Stock Exchange. The Company has acquired certain odd-lot dealer rights from another member of the Chicago Stock Exchange. The Company paid $50,000 for these rights. The Company has determined that these rights have no remaining value and has recorded an impairment charge which is reflected in the Statement of Income.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Odd Lot Execution Services, LLC enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate securities and other equity securities. The trading of these financial instruments is conducted with registered broker-dealers. The Company also maintains bank accounts with balances in excess of federally insured limits. The exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the Statement of Financial Condition.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Concluded)

Securities sold, not yet purchased, represent obligations of Odd Lot Execution Services, LLC to deliver specified securities at the contracted price, and thereby has created a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the ultimate obligation to satisfy the responsibility for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 9 - SHORT-TERM BANK LOAN

Odd Lot Execution Services, LLC has established a $1,000,000 line of credit with a commercial lending institution to finance trading activities. Loans under this arrangement bear interest at the prime rate (5.25% at December 31, 2004). The loans are collateralized by inventories of securities. The Company had nothing borrowed at December 31, 2004.

NOTE 10 - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan covering all eligible employees, as defined. Contributions are at the discretion of management. There was no contribution for 2004.

NOTE 11 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $531,554 under these rules; this amount exceeded the minimum requirement by $431,554 at December 31, 2004.

NOTE 11 - CAPITAL REQUIREMENTS (Concluded)

Chicago Stock Exchange rules require members that clear their own accounts to maintain excess net capital of $500,000 over its minimum net capital requirement. The Company had a deficiency of $68,446 below the minimum excess net capital requirement.

NOTE 12 - RELATED PARTY TRANSACTIONS

As part of its normal operations, the Company buys and sells securities on exchanges other than the Chicago Stock Exchange. The Company paid commissions and fees totalling $118,368 to a member in connection with these transactions.

NOTE 13 - EQUITY INTEREST

Members in the Odd Lot Execution Services, LLC and their respective equity interests at December 31, 2004 were as follows:

Mr. Ronald Alghini	40.00%
Cardinal Financial Company, LLC	20.00
Rock Island Company, Inc.	20.00
Mr. R. Scott Phillips	10.00
Mr. Jim Siegel	10.00
	100.00%

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company leased office space under an agreement expiring in 2005. By agreement with the lessor, the lease was terminated effective July 1, 2004.

Office rental expense was $25,183 for 2004.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (Concluded)

Two members of Odd Lot Execution Services, LLC have expressed their desire to voluntarily withdraw from the Company; the ownership interests of these two members are 20 per cent and 10 per cent respectively. Capital withdrawals are subject to the provisions of Chicago Stock Exchange rules. The Chicago Stock Exchange has denied permission to redeem the ownership interests of these two members until the firm meets certain conditions. If these two members were to withdraw, the members' equity would be reduced by approximately $196,928.

NOTE 15 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations.

In view of these matters, realization of a major portion of the assets in the accompanying Statement of Financial Condition is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its capital requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and capital requirements provide the opportunity for the Company to continue as a going concern.